[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 13, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Robert Shapiro
Joel Parker
Cara Wirth
Taylor Beech

Re:	Lions Gate Entertainment Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed February 24, 2025
File No. 333-282630

Ladies and Gentlemen:

On behalf of our client, Lions Gate Entertainment Corp. (“Lionsgate”), we are providing Lionsgate’s response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated March 7, 2025, with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

Lionsgate has filed via EDGAR Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”), which reflects Lionsgate’s response to the comments received by the Staff and certain updated information. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by Lionsgate’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4 Filed February 24, 2025

Cover Page

Please revise footnote ** on the cover page to clarify that Starz Entertainment Corp. will be the issuer of the Starz common shares that are being registered.

Response: Lionsgate has revised footnote ** on the cover page of the Amended Registration Statement in response to the Staff’s comments.

*  *  *

March 13, 2025

If you have any questions related to this letter, please do not hesitate to contact Fabiola Urdaneta at (212) 403-1121.

Sincerely

By:	/s/ Fabiola Urdaneta
Name:	Fabiola Urdaneta

Enclosures

cc:	Bruce Tobey

Executive Vice President and General Counsel

Lions Gate Entertainment Corp.

Adrian Kuzycz

Executive Vice President and Associate General Counsel

Lions Gate Entertainment Corp.

David Shapiro

Wachtell, Lipton, Rosen & Katz

Mark A. Stagliano

Wachtell, Lipton, Rosen & Katz